EXHIBIT 99.1

EDAP Reports Third Quarter 2015 Financial Results and Operational Update

  Obtained FDA clearance for Ablatherm® HIFU in November
  Received first four U.S. orders for Ablatherm
  Record nine-month net sales of €20.5 million
  HIFU treatment-driven revenue increased 41% year-over-year
  Strong backlog for both lithotripsy and HIFU divisions entering Q4
  First Focal One® Device sold in South America

LYON, France, Nov. 18, 2015 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), the global leader in therapeutic ultrasound, today announced financial results for the third quarter ended September 30, 2015 and provided an update on recent strategic and operational highlights.

Marc Oczachowski, EDAP's Chief Executive Officer, stated, "Following the end of the third quarter, we achieved the most significant milestone in the Company's history with receipt of FDA clearance for Ablatherm HIFU. Bringing our HIFU technology to the U.S. market has been a key objective for several years, and this clearance is the result of the hard work and dedication of the entire EDAP team. We have already received Ablatherm Robotic HIFU orders from four U.S. urology Groups and academic centers, and numerous other inquiries regarding the product, which is indicative of the robust demand for HIFU among members of the U.S. urological community. We are initiating shipments of Ablatherm Robotic HIFU systems from our manufacturing facility in France this week, and we anticipate completing the installations very soon in key locations in the U.S.

"Our net sales for the first nine months of 2015 grew 3.3% over last year to a record €20.5 million on the strength of our lithotripsy business and procedure-driven HIFU revenues. Importantly, we have built a strong backlog which included 20 lithotripters and five HIFU devices as of the middle of the fourth quarter, giving us visibility into the end of the year and early 2016. Our business is clearly gaining momentum, and we believe that the FDA clearance of Ablatherm Robotic HIFU will provide a significant catalyst for future growth as we continue to ramp our commercial efforts in the U.S. We have established EDAP as the HIFU leader in Europe and other parts of the world, and I am confident that we can replicate that success in the United States."

Third Quarter 2015 Results

Total revenue for the third quarter of 2015 was EUR 6.4 million (USD 7.1 million), compared to EUR 6.9 million (USD 9.0 million) for the third quarter 2014, which included a EUR 0.5 million (USD 0.7 million) one-off revenue related to the licensing of a HIFU patent.

Total revenue in the HIFU business for this quarter was EUR 1.2 million (USD 1.3 million) compared to EUR 2.9 million (USD 3.9 million) for the third quarter 2014.

For the three months ended September 30, 2015, total revenue for the Lithotripsy division was EUR 5.2 million (USD 5.8 million), compared to EUR 4.0 million (USD 5.4 million), during the year ago period.

Gross profit for the third quarter 2015 was EUR 2.6 million (USD 2.9 million), compared to EUR 3.4 million (USD 4.4 million) for the year ago period. Gross profit margin on net sales was 40.2% in the third quarter of 2015, compared to 53.2% in the year ago period.

Operating expenses were EUR 2.8 million (USD 3.2 million) for the third quarter 2015, compared to EUR 3.1 million (USD 4.0 million) for the same period in 2014.

Operating loss for the third quarter 2015 was EUR 0.3 million (USD 0.3 million), compared with operating income of EUR 0.3 million (USD 0.4 million) in the third quarter of 2014, including the EUR 0.5 million (USD 0.7 million) one-off revenue for licensing of a HIFU patent)

Net loss for the third quarter 2015 was EUR 4.8 million (USD 5.4 million), or EUR 0.19 per diluted share, as compared to net income of EUR 6.6 million (USD 8.6 million), or EUR 0.26 per diluted share, in the year ago period. Net loss in the third quarter of 2015 included non-cash interest expense of EUR 4.5 million to adjust the accounting fair value of the outstanding warrants. This compares to non-cash interest income of EUR 6.5 million in the third quarter of 2014.

Results for the Nine Months Ended September 30, 2015

Total revenue for the first nine months of 2015 was EUR 20.5 million (USD 22.7 million), compared to EUR 20.3 million (USD 27.4 million) for the first nine months of 2014.

Gross profit for the period was EUR 8.5 million (USD 9.4 million) and gross profit margin was 41.5%, compared to 44.3 % in the year ago period.

Operating loss for the nine months of 2015 was EUR 1.1 million (USD 1.2 million), compared to EUR 0.7 million (USD 1.0 million) in the first nine months of 2014.

Net loss for nine months ended September 30, 2015 was EUR 6.8 million (USD 7.5 million), or EUR 0.27 per diluted share, as compared to net income of EUR 2.1 million (USD 2.9 million), or EUR 0.09 per diluted share, in the first nine months of 2014. Net loss in the first nine months of 2015 included a non-cash interest expense of EUR 5.9 million to adjust the accounting fair value of the outstanding warrants. This compares to non-cash interest income of EUR 3.0 million in the first nine months of 2014.

At September 30, 2015, cash and cash equivalents, including short-term treasury investments, were EUR 11.1 million (USD 12.4 million).

Conference Call

EDAP will hold a conference call on November 19, 2015 at 8:30 am. EST to discuss the results and provide an update on recent business developments, including the FDA clearance U.S. commercial launch of Ablatherm® HIFU. The dial-in numbers are 1-888-348-6419 in the U.S., and 1-412-902-4235 for international callers. The conference ID number for both is 10076376. A live webcast of the conference call will be available online from the investor relations page of the Company's corporate website at www.edap-tms.com.

After the live event, the webcast will remain available on EDAP's website, www.edap-tms.com, through December 19, 2015. In addition, a dial-in replay of the call will be available until December 21, 2015. The replay dial-in numbers are 1-877-870-5176 for domestic callers and 1-858-384-5517 for international callers. Please use event passcode 10076376.

About EDAP TMS SA

EDAP TMS SA markets today Ablatherm® for high-intensity focused ultrasound (HIFU) for prostate tissue ablation in the U.S. and for treatment of localized prostate cancer in the rest of the world. HIFU treatment is shown to be a minimally invasive and effective option for prostatic tissue ablation with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Ablatherm-HIFU is approved for commercial distribution in Europe and some other countries including Mexico and Canada, and has received 510(k) clearance by the U.S. FDA. The Company also markets an innovative robot-assisted HIFU device, the Focal One®, dedicated to focal therapy of prostate cancer. Focal One® is CE marked but is not FDA approved. The Company also develops its HIFU technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and distributes medical equipment (the Sonolith® lithotripters' range) for the treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL) in most countries including Canada and the U.S. For more information on the Company, please visit http://www.edap-tms.com, and http://www.hifu-planet.com.

Forward-Looking Statements

In addition to historical information, this press release may contain forward-looking statements. Such statements are based on management's current expectations and are subject to a number of risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, the clinical status and market acceptance of our HIFU devices and the continued market potential for our lithotripsy device. Factors that may cause such a difference also may include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F.

EDAP TMS S.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands of Euros and U.S. Dollars, except per share data)

	Three Months Ended:		Three Months Ended:
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	Euros	Euros	$US	$US
Sales of goods	3,754	4,192	4,178	5,474
Net Sales of RPP and Leases	1,138	824	1,266	1,075
Sales of spare parts and Services	1,514	1,384	1,685	1,807
TOTAL NET SALES	6,406	6,400	7,129	8,356
Other revenues	1	511	1	667
TOTAL REVENUES	6,407	6,911	7,130	9,023
Cost of goods	(2,262)	(2,163)	(2,517)	(2,825)
Cost of RPP and Leases	(648)	(442)	(721)	(577)
Cost of spare parts & services	(921)	(899)	(1,025)	(1,174)
Cost of sales	(3,830)	(3,505)	(4,262)	(4,576)

GROSS PROFIT	2,578	3,406	2,868	4,447
Research & development expenses	(612)	(714)	(682)	(932)
Marketing & Sales expenses	(1,518)	(1,458)	(1,689)	(1,903)
G & A expenses	(704)	(895)	(783)	(1,169)
Total operating expenses	(2,834)	(3,067)	(3,154)	(4,004)

OPERATING PROFIT (LOSS)	(257)	339	(286)	443
Interest (expense) income, net	(4,460)	6,484	(4,963)	8,466
Currency exchange gains (loss), net	(80)	(245)	(89)	(320)
Other income (loss), net	(2)	(2)	(2)	(2)

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(4,798)	6,577	(5,340)	8,587
Income tax (expense) credit	(31)	(26)	(35)	(34)

NET INCOME (LOSS)	(4,830)	6,551	(5,375)	8,554
Earnings per share – Basic	(0.19)	0.26	(0.22)	0.34
Average number of shares used in computation of Basic EPS	24,972,752	24,859,267	24,972,752	24,859,267
Earnings per share – Diluted	(0.19)	0.26	(0.22)	0.33
Average number of shares used in computation of Diluted EPS	24,972,752	25,623,929	24,972,752	25,623,929

NOTE: Translated for convenience of the reader to U.S. dollars at the 2015 average three months noon buying rate of 1 Euro = 1.1128 USD, and 2014 average three months noon buying rate of 1 Euro = 1.3057 USD.

EDAP TMS S.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands of Euros and U.S. Dollars, except per share data)

	Nine Months Ended:		Nine Months Ended:
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	Euros	Euros	$US	$US
Sales of goods	12,857	12,948	14,275	17,474
Net Sales of RPP and Leases	3,258	2,846	3,617	3,841
Sales of spare parts and Services	4,344	4,002	4,822	5,401
TOTAL NET SALES	20,458	19,797	22,714	26,716
Other revenues	3	511	4	690
TOTAL REVENUES	20,461	20,308	22,717	27,406
Cost of goods	(7,303)	(7,322)	(8,108)	(9,881)
Cost of RPP and Leases	(1,940)	(1,583)	(2,154)	(2,137)
Cost of spare parts & services	(2,730)	(2,629)	(3,030)	(3,548)
Cost of sales	(11,972)	(11,535)	(13,292)	(15,566)

GROSS PROFIT	8,489	8,773	9,425	11,840
Research & development expenses	(2,125)	(2,332)	(2,359)	(3,147)
Marketing & Sales expenses	(4,926)	(4,521)	(5,469)	(6,102)
G & A expenses	(2,534)	(2,627)	(2,813)	(3,545)
Total operating expenses	(9,585)	(9,480)	(10,641)	(12,793)

OPERATING PROFIT (LOSS)	(1,096)	(707)	(1,217)	(954)
Interest (expense) income, net	(5,804)	2,930	(6,444)	3,954
Currency exchange gains (loss), net	223	(29)	247	(39)
Other income (loss), net	(5)	(6)	(5)	(8)

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(6,682)	2,188	(7,419)	2,953
Income tax (expense) credit	(100)	(62)	(112)	(84)

NET INCOME (LOSS)	(6,783)	2,126	(7,530)	2,869
Earnings per share – Basic	(0.27)	0.09	(0.30)	0.12
Average number of shares used in computation of Basic EPS	24,942,689	23,157,314	24,942,689	23,157,314
Earnings per share – Diluted	(0.27)	0.08	(0.30)	0.11
Average number of shares used in computation of Diluted EPS	24,942,689	25,296,513	24,942,689	25,296,513

NOTE: Translated for convenience of the reader to U.S. dollars at the 2015 average nine months noon buying rate of 1 Euro = 1.1102USD, and 2014 average nine months noon buying rate of 1 Euro = 1. 3495USD.

EDAP TMS S.A.
CONSOLIDATED BALANCE SHEETS HIGHLIGHTS (Amounts in thousands of Euros and U.S. Dollars)

	Sept. 30,	June 30,	Sept. 30,	June 30,
	2015	2015	2015	2015
	Euros	Euros	$US	$US

Cash, cash equivalents and short term investments	11,073	11,851	12,359	13,219
Total current assets	27,003	28,442	29,802	31,725
Total current liabilities	12,570	13,942	14,030	15,552
Shareholders' Equity	8,914	13,383	9,949	14,928

NOTE: Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 1.1162 USD on September 30, 2015 and at the noon buying rate of 1 Euro = 1.1154 USD, on June 30, 2015

EDAP TMS S.A.
CONDENSED STATEMENTS OF OPERATIONS BY DIVISION
NINE MONTHS ENDED SEPTEMBER 30, 2015
(Amounts in thousands of Euros)
							Total After
	HIFU Division		UDS Division		FDA	Corporate	Consolidation

Sales of goods	2,561		10,296				12,857
Sales of RPPs & Leases	2,099		1,158				3,258
Sales of spare parts & services	494		3,849				4,344
TOTAL NET SALES	5,155		15,303				20,458

Other revenues	2		1				3

TOTAL REVENUES	5,157		15,305				20,461

GROSS PROFIT	2,826	55%	5,663	37%			8,489	42%
(% of Total Revenues)

Research & Development	(983)		(674)		(468)	--	(2,125)
Total SG&A plus depreciation	(2,146)		(4,318)		--	(996)	(7,460)

OPERATING PROFIT (LOSS)	(303)		671		(468)	(996)	(1,096)
CONTACT: Blandine Confort
         Investor Relations / Legal Affairs
         EDAP TMS SA
         +33 4 72 15 31 72
         bconfort@edap-tms.com

         Investors:
         Lee Roth
         The Ruth Group
         646-536-7012
         lroth@theruthgroup.com